ELEMENTAL ROYALTY CLOSES THE SALE OF ITS NORDIC BUSINESS UNIT TO GOLDSKY RESOURCES

February 19, 2026 - Denver, Colorado: Elemental Royalty Corporation ("Elemental" or "the Company") (TSX-V: ELE, NASDAQ: ELE) is pleased to announce the closing of the previously announced sale of its Nordic operational platform to Goldsky Resources Corp. (TSX-V: GSKR) ("Goldsky") (see the EMX Royalty News Release dated June 2, 2025). Goldsky, formerly known as First Nordic Metals Corp., is a longstanding partner and operator on multiple Elemental royalty properties in Sweden and Finland.

This strategic divestment includes Elemental's regional infrastructure, exploration equipment, and employees across the Nordic countries. Importantly, the transaction does not include the transfer of any Elemental mineral properties, exploration permits/licenses, or Elemental's existing royalty portfolio in the region.

Highlights

  Completion of the sale of Nordic operations to Goldsky
  Elemental to retain existing royalty portfolio, mineral properties and exploration permits in the region
  Elemental will receive a 1% NSR royalty on any projects generated by Goldsky over the next five years, thereby retaining exposure to discovery upside across the Nordic countries

Strategic Rationale and Long-Term Benefits

The completion of this transaction is part of Elemental's broader initiative to streamline global operations while retaining royalty upside exposure to future exploration success. The Company has conducted generative exploration in the Nordic region for more than 15 years and throughout this period, has built a broad portfolio of royalties, all of which will remain in the Elemental portfolio. Additionally, as a key consideration for the sale, Elemental will receive a 1% net smelter return ("NSR") royalty on the proceeds from production on any newly generated projects in Sweden and Finland by Goldsky, or its affiliates, over the next five years, ensuring continued participation in the region's exploration upside. This provides Elemental shareholders with additional exposure to discovery optionality in the Nordic countries at no additional cost to the Company.

Transaction Terms

As further consideration for the sale, Elemental will receive staged payments totalling 3,247,000 SEK (approximately US$360,000) over two years. Payments will be made as follows:

  1,052,000 SEK (~US$117,000) has now been paid following TSX Venture Exchange ("TSXV") approval, satisfied by the issuance of 20,138 shares of Goldsky (at a deemed price per Goldsky share of C$3.98) and a payment of C$80,215 in cash;
  1,195,000 SEK (~US$132,000) will be paid (597,500 SEK to be paid in cash and 597,500 SEK to be satisfied through the issuance of Goldsky shares) on the first anniversary of closing; and
  1,000,000 SEK (~US$111,000) will be paid (500,000 SEK to be paid in cash and 500,000 SEK to be satisfied through the issuance of Goldsky shares) on the second anniversary of closing.

The deemed issue price of the Goldsky shares issued pursuant to the Agreement shall be the greater of: (i) C$1.26; and (ii) the volume weighted average price of the Goldsky shares on the TSXV over the 10 consecutive trading days preceding their date of issue.

Elemental will retain a 1% NSR royalty on any new projects organically generated (i.e. newly staked) by Goldsky in Sweden and Finland within five years.

For purposes of the policies of the TSX Venture Exchange ("TSX-V"), at the time the Agreement was entered into, the transaction was a non-arm's length transaction as a result of the parties (at the time Goldsky and EMX Royalty) having a director in common and was therefore subject to acceptance of the TSX-V, which has since been obtained. All shares issued in connection with the transaction will be subject to a statutory four month and one day hold, in accordance with applicable Canadian securities laws from their respective date of issue.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

No finder's fee has been paid in connection with the transaction.

For further information contact:

David M. Cole

CEO and Director

For more information, please contact:

David M. Cole	Tara Vivian-Neal
CEO info@elementalroyalty.com	Investor Relations investor@elementalroyalty.com

www.elementalroyalty.com

Phone: +1 (604) 688-6390

TSX.V: ELE | NASDAQ: ELE | ISIN: CA28620K1066 | CUSIP: 28620K

About Elemental Royalty Corporation.

Elemental Royalty is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 16 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental Royalty trades on the TSX Venture Exchange and on NASDAQ under the ticker symbol "ELE".

Cautionary note regarding forward-looking statements and financial outlook

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable United States and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations thereof).

Forward-looking statements and information include, but are not limited to, statements regarding future royalties and future consideration payments or issuances of shares, or other statements that are not statements of fact. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2024. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represent management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Neither the TSX-V, its Regulation Service Provider (as that term is defined in the policies of the TSX-V) or the Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com